                               [JAFFE LETTERHEAD]

                                                             PSUGAR@JAFFELAW.COM
                                                                    248.727.1456


                                 August 3, 2006



Daniel L. Gordon, Branch Chief
Eric C. McPhee, Staff Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549



Re:  Sun Communities, Inc. -- 10-K for 2005


     The Staff has requested in telephone calls with Sun's CFO that Sun Communities, Inc. and Sun Communities Operating Limited Partnership ("SCOLP", and both registrants together, "Sun") explain why the 2001 and 2002 columns in the 5-year Selected Financial Data included in Sun's Annual Report for the Year Ended December 31, 2005 on Form 10-K,1 have not been restated to conform to the findings in the Commission's Administrative Order entered on February 27, 2006 (the "Order"). By separate letter dated July 13, 2006, the Staff has requested that Sun explain why certain disclosures regarding the Order were not made in Sun's Quarterly Report for the Quarter Ended March 31, 2006. Essentially, this latter inquiry is directly tied to resolution of the restatement issue raised by the Staff's telephone calls and Sun proposes to resolve the disclosure issues regarding it's 10-Q reports in a manner consistent with the resolution of the 10-K restatement issue.

     This response to the Staff's request is submitted on behalf of Sun. Sun's response communicated by telephone to members of the Staff was that Sun did not believe restatement was required because the findings in the Order applied accounting principles and suggested understatements of losses in amounts that
(a) were determined by the Staff, (b) were never


-------------------------

1 Item 301 of Regulation S-K requires the registrant to supply selected financial data for each of the last five fiscal years for the purpose of highlighting "significant trends in the registrant's financial condition and results of operations."


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August 3, 2006
Page 2

explained to Sun, (c) to Sun's knowledge are unsupported and unsupportable by GAAP and (d) were never admitted by Sun. The Corporation Finance Staff now suggests that if Sun did not agree with the findings it never should have consented to the Order. This position is in total contradiction to the foundational understanding and basis for the Order, which specifically states that Sun neither admits nor denies the findings in the Order. The issue of restatement was not overlooked nor ignored during negotiation of the terms of the Order. The Staff and Sun disagreed over the appropriate loss calculations and the position that Sun would not restate the 2001 and 2002 financial information was explicitly expressed in conversations leading to the offers by Sun resulting in the Order. It is akin to double jeopardy for the Enforcement Staff to recommend entry of a Consent Order without any specific requirement or suggestion that the Selected Financial Data be restated and then have the Corporation Finance Staff demand that a restatement be made in accordance with the Order.

     Nevertheless, Sun has agreed to present to the Corporation Finance Staff for its consideration, revised Selected Financial Data for 2001 and 2002, and related explanatory disclosure that fully reflects the accounting conclusions contained in the findings in the Order. That presentation is enclosed.

     The presentation reflects the following elements of the Order (with references to paragraph numbers in the Order):

          1. The presentation applies equity method accounting in accordance with SOP 78-9 and its requirement that losses should only be allocated to outside investors if it is probable that those investors will bear their share of the losses associated with that portion of the ownership. The Order finds that the non-recourse promissory notes portion of 3 of the 4 investors' purchases ($6m of the total $13.2m purchased) do not support the conclusion that the outside investors will bear their share of the losses associated with that portion of ownership. (Order, para. 4,b and 5). The $7.2m in non-refundable, completely forfeitable cash paid by these investors would unequivocally satisfy the probability test and allocation of losses to that portion of the investment by these investors is appropriate under SOP 78-9.

          2. The presentation considers and applies FAS 66 to the sales in the manner suggested in the Order. The Order concludes that the sales do not transfer the usual risks and rewards of ownership due to SCOLP's continuing involvement with the properties. 2 (Order, para. 4,c). Despite the clear instruction of SOP 78-9 set forth in paragraph 1 above, that at least the cash portion of the transfers is


-------------------------

2 Respecting its commitment to neither admit nor deny the Commission's findings in proceedings before the Commission, Sun respectfully asserts that these conclusions are neither supported by the underlying agreements, which are mischaracterized in the Order, nor are they an appropriate interpretation of FAS 66, since, among other defects, there is no guidance supporting the Order's conclusion that "a continuing involvement with the underlying SunChamp real estate properties constitutes a continuing involvement with the members' interests sold by SCOLP to the investors," and that conclusion contradicts the facts of the underlying agreements, expectations and conduct of the parties. Order, para. 4, c, (2).

August 3, 2006
Page 3

               respected for the purpose of allocating losses, the presentation disregards the sales to investors for the purpose of allocating losses and fully allocates to Sun 50% of the losses. (Order, para. 6).

          3. The presentation reflects the SunChamp losses in the periods incurred, rather than applying the 90-day lag. 3 (Order, para. 7,a).

          4. As the presentation disregards the sales to investors for the purpose of allocating SunChamp losses, the timing of recognition of these sales is irrelevant. (Order, para. 7,b).

          5. Since the booking of the reserves and countervailing offset of expenses against the reserves had no impact on the year-end statements in 2001 or 2002, no adjustment for these items is reflected in the presentation. (Order para. 7,c).

          6. The presentation allocates to Sun 50% of the total losses of SunChamp in each period based on SunChamp's internal financial statements adjusted as required by GAAP. 4 (See Order, para. 8).

         The enclosed presentation is an attempt to reflect the findings in the Order in recalculated Selected Financial Data for 2001 and 2002. Schedule I reflects the adjusting entries and the effect on the reported data. Schedule II presents a draft of the revised Selected Financial Data reflecting the adjustments.

         We had discussed the notion that if the Staff agrees with this presentation, Sun would amend its 2005 10K to include the presentation. Further, Sun would amend its Q1 2006 (and Q2 2006) 10Q to fully describe its approach to reflecting the Order in the Selected Financial Data chart. However, in the process of completing the attached calculations, Sun has concluded that it cannot follow the proposed procedure we discussed. Among other concerns, it is not clear to us whether the typical 3.02 and 9.06 certifications would apply to the unaudited 2000 and 2001 columns in a 5-year summary ("other financial information" contained in the report). We are concerned that no officer of Sun could provide those certifications with respect to these adjustments. We would like to discuss this dilemma with you and hear your thoughts as to possible solutions. We also would like to discuss the materiality issues at that time.

-------------------------

3 Respecting its commitment to neither admit nor deny the Commission's findings in proceedings before the Commission, Sun respectfully asserts that use of the 90-day lag in Q1 2000 was completely justified and consistent with GAAP requirements and that once the 90-day lag was employed, GAAP requires that it be continued for subsequent periods.


4 The allegedly understated loss figures in the Order - $4.7m in 2001 and $2.7m in 2002 - have no basis discernable to Sun. For example, the total SunChamp losses for 2001 were $4.6m. Sun's maximum portion would have been $2.3m. Similarly, the adjusted total SunChamp losses for 2002 were $5.4m. Sun's maximum portion would have been $2.8m. Sun recognized and reported $0.8m of equity losses from SunChamp during 2002. This means the maximum possible understatement for 2002 was $2.0m ($2.8m less the $0.8m reported). Further, reversing interest income recognized on the disregarded notes in these years still would not produce the loss figures in the Order.

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August 3, 2006
Page 4

     Once you have had the opportunity to review the presentation, please call me and we can arrange a discussion of the issues and your thoughts and response.




                                Very truly yours,

                           JAFFE, RAITT, HEUER & WEISS
                            Professional Corporation



                                /s/ Peter Sugar


                                  Peter Sugar
PS/

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August 3, 2006
Page 5

                                   SCHEDULE I

                                                 YEAR 2001       YEAR 2002
                                                ----------      ----------
GAAP Loss(1).................................  (4,594,287)(1)  (5,402,848)(1)
                                               ==========      ==========


50% allocation ..............................  (2,297,144)     (2,828,616)(5)

Remove:
Note Interest(2).............................    (338,112)(2)    (277,900)(2)
Seasonal Expense Adj - POM(3)................          -- (3)          -- (3)
Sale reserve(4)..............................          -- (4)          -- (4)
Adjust Minority Interest allocation .........     351,000         300,000
                                                --------------------------
Potential Adjustment ........................  (2,284,256)     (2,806,516)
                                                ==========================



Reported Net Income .........................      33,910          13,592
Add: Recorded loss ..........................          --             762
Subtract: Recalculated Loss .................      (2,297)         (2,829)
Subtract: Note Interest .....................        (338)(2)        (278)(2)
Adjust: Minority Interest allocation ........         351             300
                                               ----------      ----------
Adjusted Net Income .........................      31,626          11,547
                                               ==========      ==========

Potential Earnings Overstatement - (in 000's)       2,284           2,045


NOTES:

1.   Reflects overall SunChamp loss computed in accordance with GAAP.
2.   Reverses interest income on investor notes recorded during the period.
3. Seasonal expense adjustments have no effect on reported annual results as the reserves were offset by expenses in the subsequent quarter.
4. The reserve against gain on sale for anticipated expenses has no effect on reported annual results as the reserves were offset by expenses during the year.
5. Sun purchased Champion's interest in SunChamp LLC in December 2002. Accordingly, loss allocation is 50% for January - November 2002 and 100% for December 2002.

August 3, 2006
Page 6

                                  SCHEDULE II

ITEM 6.  SELECTED FINANCIAL DATA

                                                                                       YEAR ENDED DECEMBER 31,
                                                                                                          unaudited       unaudited
                                                                 2005(c)       2004(b,c)     2003(b,c)    2002(b)(d)      2001(b)(d)
                                                                ---------     ---------     ---------    ---------        ---------
REVENUES
Income from rental property ................................    $ 178,985     $ 167,145     $ 158,546    $ 149,335        $ 136,455
Revenues from home sales ...................................       18,385        17,667        19,516          --                --
Rental home revenue ........................................        9,084         4,558         2,881          --                --
Ancillary service revenues, net ............................          741           532           530          --                --

Interest ...................................................        4,359         6,633        11,354        7,712            9,967

Gain on sale of land .......................................           --         5,879            --           --               --
Other income (loss) ........................................         (689)          934           676        2,304            3,695
                                                                ---------     ---------     ---------    ---------        ---------
          Total revenues ...................................      210,865       203,348       193,503      159,351          150,117

COSTS AND EXPENSES
Property operating and maintenance .........................       45,091        41,544        39,562       33,516           29,022
Real estate taxes ..........................................       15,173        13,753        11,678       10,148            9,095
Cost of home sales .........................................       13,861        14,242        13,879           --               --
Rental home operating and maintenance ......................        7,372         3,368         1,620           --               --
General and administrative .................................       20,310        21,229        16,563        7,722            7,373
Depreciation and amortization ..............................       54,330        45,217        43,940       37,720           32,540
Extinguishment of debt .....................................           --        51,643            --           --               --
Deferred financing costs related to extinguished ...........           --         5,557            --           --               --
debt
Interest ...................................................       59,972        48,193        38,737       32,375           31,016
Impairment charge ..........................................           --            --         4,932           --               --
                                                                ---------     ---------     ---------    ---------        ---------
          Total expenses ...................................      216,109       244,746       170,911      121,481          109,046

Equity income (loss) from affiliates .......................         (908)         (151)          667      (18,694)(a)       (2,166)

                                                                ---------     ---------     ---------    ---------        ---------
               Income (loss) from operations ...............       (6,152)      (41,549)       23,259       19,176           38,905

Less income (loss) allocated to minority ...................          124          (944)        9,557        9,298           12,794
interest:

Income (loss) from continuing operations ...................       (6,276)      (40,605)       13,702        9,878           26,111
Income from discontinued operations ........................          824           137        10,012        1,669            5,515
                                                                ---------     ---------     ---------    ---------        ---------
               Net income (loss) ...........................    $  (5,452)    $ (40,468)    $  23,714    $  11,547        $  31,626
                                                                =========     =========     =========    =========        =========

Weighted average common shares outstanding:
     Basic .................................................       17,716        18,318        18,206       17,595           17,258
                                                                =========     =========     =========    =========        =========
     Diluted ...............................................       17,716        18,318        18,345       17,781           17,440
                                                                =========     =========     =========    =========        =========
Basic earnings (loss) per share:
     Continuing operations .................................    $   (0.35)    $   (2.22)    $    0.75    $    0.56        $    1.51
     Discontinued operations ...............................    $    0.04     $    0.01     $    0.55    $    0.10        $    0.32
                                                                ---------     ---------     ---------    ---------        ---------
     Net income (loss) .....................................    $   (0.31)    $   (2.21)    $    1.30    $    0.66        $    1.83
                                                                =========     =========     =========    =========        =========
Diluted earnings (loss) per share:
     Continuing operations .................................    $   (0.35)    $   (2.22)    $    0.75    $    0.56        $    1.50
     Discontinued operation.................................    $    0.04     $    0.01     $    0.54    $    0.09        $    0.32
                                                                ---------     ---------     ---------    ---------        ---------
     Net income (loss) .....................................    $   (0.31)    $   (2.21)    $    1.29    $    0.65        $    1.82
                                                                =========     =========     =========    =========        =========

Distributions per common share .............................    $    2.50     $    2.44     $    2.41    $    2.29        $    2.18
                                                                =========     =========     =========    =========        =========



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August 3, 2006
Page 7

                                  SCHEDULE II

ITEM 6.  SELECTED FINANCIAL DATA


                                                                            YEAR ENDED DECEMBER 31,
                                                   --------------------------------------------------------------
                                                                                           unaudited   unaudited
                                                      2005         2004         2003        2002(d)      2001(d)
                                                   ----------   ----------   ----------   ----------   ----------
                                                         (In thousands except for per share and other data)
BALANCE SHEET DATA:
Rental property, before accumulated depreciation   $1,458,122   $1,380,553   $1,220,405   $1,174,837   $  969,936
Total assets ...................................   $1,320,536   $1,403,167   $1,221,574   $1,163,698   $  991,814
Total debt .....................................   $1,123,468   $1,078,442   $  773,328   $  667,373   $  495,198
Stockholders' equity ...........................   $  143,257   $  211,746   $  326,610   $  317,487   $  327,357
OTHER DATA (AT END OF PERIOD):
Total properties ...............................          135          136          127          129          116
Total sites ....................................       47,385       46,856       43,875       43,959       40,544


(a) Included in equity income (loss) from affiliates in 2002 is a $13.6 million valuation adjustment of the Company's investment in Origen.
(b) Revenues and expenses for the years ended December 31, 2004, 2003, 2002 and 2001 have been restated to reflect the reclassification required under SFAS No. 144 for the properties sold in 2005. Also, revenues and expenses for the years ended December 31, 2002 and 2001 have been restated to reflect the reclassifications required under SFAS No. 144 for the properties sold in 2003.
(c) Selected financial data for 2005, 2004 and 2003 includes amounts from SHS which was consolidated during 2003.
(d) Interest income and equity loss from affiliates (and related data) for the years ended 2002 and 2001 have been restated to give effect to the application of FAS 66 in the manner set forth in the findings of the Securities and Exchange Commission in the Consent Order entered by the SEC and the Company on February 27, 2006. The Company neither admitted nor denied the findings in the Order.